Certain portions of this letter have been omitted from the version submitted via EDGAR. Confidential treatment has been requested by Aerie Pharmaceuticals, Inc. with respect to the omitted portions, pursuant to 17 C.F.R. § 200.83. Omitted information has been replaced by [***].

Direct Line: (212) 859-8468 Fax: (212) 859-4000 andrew.barkan@friedfrank.com

October 7, 2013

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aerie Pharmaceuticals, Inc.

Registration Statement on Form S-1

Correspondence Filed September 30, 2013

File No. 333-191219

Dear Mr. Riedler:

This letter is being submitted on behalf of Aerie Pharmaceuticals, Inc. (“Aerie” or the “Company”) in response to the comment letter, dated October 3, 2013, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Aerie’s Registration Statement on Form S-1 filed on September 17, 2013, as amended on October 3, 2013 (the “Registration Statement”).

Due to the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations. In addition, this letter has been marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment.

In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.

Mr. Jeffrey P. Riedler	2	October 7, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Use of Estimates

Stock Compensation, page 62

1.	You have discussed three factors which you believe contributed to the increase in the fair value from $.63 to $10.09. Although we do not object to a small discount for lack of marketability, we do not believe the other two factors explain the significant difference in the fair value assessed for the options issued in August and September 2013. Specifically, there is a presumption that an IPO will occur and thus the rights and preferences of the preferred stockholders should not be a considerable factor in the fair value of your common stock right before an IPO. Regarding the proceeds of the offering, since the offering has not occurred, offering proceeds should not be considered in the fair value analysis at a date prior to the IPO. Please tell us why you believe your fair value assessments for the August and September 2013 issuances are reasonable or provide us an analysis of the stock compensation charge you intend to record.

Response:

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the letter previously submitted on behalf of the Company on September 30, 2013 (the “September 30 Letter”) where the Company explained that, in the context of the proposed offering, the Company has assessed certain assumptions utilized in determining the fair value of common stock for all equity issuances subsequent to June 30, 2013. Given the anticipated proximity of the offering, for financial reporting purposes, the Company plans to recognize a stock-based compensation charge for the quarter ended September 30, 2013 using the low end of the estimated price range of $[***] to $[***] (which reflects a reverse stock split ratio of approximately 1: [***]) as the deemed fair value of the Company’s common stock for the measurement of all August 2013 and September 2013 equity transactions and all transactions that require fair value measurement as of September 30, 2013. The Company believes the utilization of the low end of the estimated price range reflects a reasonable discount for lack of marketability.

The Company’s analysis of the resulting stock-based compensation charge for these awards is summarized in the following table.

(in thousands, except per share values)

Grant date	Number of awards	Exercise price	Fair value of common stock (pre-split)	Vesting period	Expense for the three months ended September 30, 2013	Unrecognized expense
8/26/2013	1,652,263	$ 0.63	$ [***]	3 to 4 years	$ [***]	$ [***]
9/12/2013	6,871,495	$ 0.63	$ [***]	3 to 4 years	$ [***]	$ [***]

In addition, the resulting stock-based compensation charge related to the measurement of all non-qualified stock option awards issued to non-employees whose related service period was not completed or otherwise fulfilled as of September 30, 2013, was $[***]

Mr. Jeffrey P. Riedler	3	October 7, 2013

million. The Company also plans to use the low end of the estimated price range as the deemed fair value of the Company’s common stock for purposes of the initial measurement of the warrant liability related to the warrants issued on August 9, 2013, which is further described in the Company’s response to the Staff’s comment number 5.

In response to the Staff’s comment, the Company will revise the disclosure in the Management’s Discussion and Analysis (“MD&A”) section on page 67 of the Registration Statement to describe the rationale for the resulting non-cash charges. In order to assist the Staff’s review, we have attached as Exhibit A to this letter a copy of the “Stock-Based Compensation” section of the MD&A, incorporating the Company’s proposed revisions. The proposed disclosure in Exhibit A is marked to show changes against the existing disclosure on pages 62 to 67 of the Registration Statement.

2.	We note your assertion that you believe that a reassessment of the assumptions underlying the fair value of the common stock as of June 30, 2013 and prior is not warranted. The factors you indicated in your response such as the uncertainty of the offering, new management, and new underwriters do not appear to justify why you believe the fair values assessed prior to June 30, 2013 are reasonable. Please provide us a full analysis of the valuation done at June 30, 2013, including the assumptions made and why you believe those assumptions were reasonable.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in the absence of a public trading market for its common stock, the Company has conducted quarterly assessments of the valuation of its common stock and has engaged third-party valuation consultants to assist the Company with such valuations, including the valuation done at June 30, 2013. These common stock valuations are determined by the Board in its sole discretion based on recommendations from management and taking into account the advice and assistance provided by the Company’s third-party valuation consultants. The Company believes that the Board has considered all relevant factors available at each valuation date and further believes that it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

As disclosed in the Registration Statement, the Company’s enterprise value at June 30, 2013 was determined by utilizing a risk adjusted discounted cash flow model, which is an income approach. The Company believes that the fact that it has a detailed business plan, including revenue projections derived from an independent market study, that includes income statement and cash flow projections to the period of patent expiration supports the Company’s use of an income-based model in determining its enterprise value. This independent market study included estimated market share data for product profiles with similar characteristics to the Company’s current product candidates. Once the enterprise value was determined, an option pricing model was utilized to allocate that enterprise value across the Company’s equity classes. The Company believes that this model is appropriate for the valuation of common stock of companies with complex

Mr. Jeffrey P. Riedler	4	October 7, 2013

capital structures, as it is specifically intended to analyze the rights of the common stock relative to those of the preferred stock by assessing the “break points,” or the points at which it is economically viable for the holders of preferred stock to convert their preferred stock into common stock. If the enterprise value is insufficient to satisfy the prior claims of the preferred holders, the common stock is assigned less value. As of June 30, 2013, the Company’s issued and outstanding convertible preferred stock represented more than 90% of total equity interests and comprised five individual series of preferred stock.

Determination of Enterprise Value as of June 30, 2013

The range of the Company’s indicated enterprise value as of June 30, 2013, as determined by utilizing discounted cash flow model, was $108.3 million to $137.6 million. This range was then adjusted for cash and cash equivalents and interest-bearing debt to derive a range on a marketable interest basis, which range was determined to be $100.1 million to $129.4 million. The midpoint, or $114.8 million, of this range is disclosed in the Registration Statement and is below the “break point” at which the holders of preferred stock would be incentivized to convert their shares into common stock, as previously described.

All of the Company’s preferred stock is subject to an automatic conversion feature as described on page F-17 of the Registration Statement. Pursuant to this feature, all of the preferred stock will automatically convert into common stock upon an IPO (i) if the aggregate public offering proceeds equal or exceed $50.0 million and the per share public offering price equals or exceeds $3.30 (pre-split) (referred to as a “qualified IPO”) or (ii) upon receipt of the requisite consent from the holders of at least 65% of the then outstanding shares of preferred stock.

For the reasons described below, as of June 30, 2013, the Company determined that the probability of the automatic conversion of the preferred stock being triggered from the receipt of the requisite consent was less than probable and, as such, the option model respected the contractually provided break points, and resulting values were determined according to the assumptions used in regards to the enterprise value and time to exit. The Company believes the following key factors supported this position as of June 30, 2013:

•	In June 2013, the Company discontinued the development of its prior product candidate, AR-12286, and its fixed-dosed combination product PG286, because AR-12286 did not meet its primary clinical endpoint. Although the Company had initially submitted a draft Registration Statement with the Commission on May 13, 2013, this confidential submission was prior to receiving preliminary results for its Phase 2b clinical trials for these prior product candidates. Following this decision to discontinue development of AR-12286 and PG286 in June 2013, the Company’s lead underwriters at that time decided to exit the underwriting syndicate and the prospects for the Company’s IPO at that time were greatly diminished. At this time, the Company’s nonsystematic risk premium that impacted the discount rate, as further described below, was supported by the uncertainty around the timing of a liquidity event and the Company’s ability to continue as a going concern.

The Company then began to reconstruct its operational and financing strategies, and this process was not completed until late July and early August 2013. This included the appointment of a new CEO and the engagement of new lead underwriters. The Company was finally in a position to confidentially submit a new draft Registration Statement with the Commission on August 21, 2013, having not submitted any version of the Registration Statement since the initial submission on May 13, 2013. The August 21, 2013 submission of the Registration Statement reflected the Company’s significant changes in strategy and disclosed the new lead underwriters and the appointments of the new CEO and a new President and COO.

•	As of June 30, 2013, the Company had no assurances that the Board, which includes representatives appointed by holders of preferred stock, would determine that an IPO was the most advantageous means of raising capital, and the Board was considering other strategic alternatives. As discussed in the bullet above, the Company’s lead underwriters had exited the underwriting syndicate following the Company’s discontinuation of two of its lead product candidates, which in the Company’s view was indicative of the fact that the valuation associated with an IPO had not improved and the Company’s nonsystemic risk premium applied to the Company’s discount rate, as discussed below, remained the same. Accordingly, as of June 30, 2013, an IPO and the timing of an IPO had become highly uncertain.

Mr. Jeffrey P. Riedler	5	October 7, 2013

•	Finally, the estimated price range for the proposed offering fails to meet the $[***] (post-split) per share price requirement for automatic conversion. The holders of the Company’s preferred stock have just recently, in October 2013, provided a waiver of these requirements. This waiver is only effective upon the occurrence of an IPO. The IPO will require the approval of the Board, which includes members appointed by holders of the preferred stock. The timing and receipt of this waiver in October 2013 is directly attributable to the proximity of the IPO and awareness of a now potentially economically advantageous IPO.

In response to the Staff’s comment, the Company will revise the disclosure on page 65 of the Registration Statement to address its determination as of June 30, 2013 of the probability of conversion of the preferred stock. In order to assist the Staff’s review, we have attached as Exhibit A to this letter a copy of the “Stock-Based Compensation” section of the MD&A, incorporating the Company’s proposed revisions. The proposed disclosure in Exhibit A is marked to show changes against the existing disclosure on pages 62 to 67 of the Registration Statement.

Key Assumptions as of June 30, 2013

The following table lists the key assumptions underlying the application of the discounted cash flow model utilized to determine the enterprise value as of June 30, 2013, each of which is further described below.

EBITDA (cash flows)		45%
Probability of success by product candidate	AR-13324	51%
	PG324	27%
Development delay (in years)	AR-13324	1
	PG324	2
Discount rate		19%
Income tax rate:		40%

Mr. Jeffrey P. Riedler	6	October 7, 2013

Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA

EBITDA as a percentage of projected net revenue was 45% throughout the projection period for each product candidate as of June 30, 2013. As compared to earlier valuations, the valuation as of June 30, 2013 did not include the Company’s AR-12286 franchise, which was discontinued in June 2013, as described above. Market research conducted at the Company’s direction indicated that, if approved, the Company’s product candidates would be well positioned to effectively compete with currently marketed products, and gain market share in the glaucoma space. The Company submits that the application of a discount to net operating cash flow is common and widely accepted in the valuation profession when services or products underlying such cash flow projections have no historical operating activity. Based on advice from its independent valuation consultants and publicly available data for specialty pharmaceutical companies, the Company believes that a 55% ratio of cost to net revenue is appropriate based on benchmarking the Company to a peer group of companies as part of the Company’s valuation.

Probability of Success Inherent in the Company’s Cash Flows

The Tufts Center for the Study of Drug Development at Tufts University in Boston, Massachusetts, has published success rates of product candidates through the development life cycle. The Company believes that this study by Tufts University is an appropriate independent benchmarking tool in the valuation profession. The probabilities are based on the success and failure rates of drug development across multiple therapies. The following table lists the probability rate of success for the transition between the current and planned development stages (referred to as “Transition Probability”) and the cumulative probability of success (referred to as “Cumulative Probability”) for each of the product candidates the Company pursued as of June 30, 2013.

Development Stage Transition	As of June 30, 2013
	Transition	Cumulative
	Probability	Probability
AR-13324
Phase II to Phase III	85%	85%
Phase III to NDA filing	64%	54%
NDA Filing to NDA Approval	93%	51%
PG324
Phase II to Phase III	45%	45%
Phase III to NDA filing	64%	29%
NDA Filing to NDA Approval	93%	27%

Mr. Jeffrey P. Riedler	7	October 7, 2013

The Company respectfully advises the Staff that, as of June 30, 2013, the Company determined that the cumulative probability of success of approval for AR-13324 and PG324 was 51% and 27%, respectively. As of December 31, 2012, the Company determined that the cumulative probability of success of approval for AR-13324 and PG324 was 15% and 0%, respectively. The increase in the cumulative probability of success for AR-13324 was directly attributable to favorable results of the 28-day Phase 2b clinical trial completed in May 2013 as described on page 4 of the Registration Statement. Recognizing that PG324 is a combination of the Company’s AR-13324 product candidate and a currently available medication, the increase in the cumulative probability of success for PG324 was directly attributable to the continued successful internal non-clinical development efforts that will support the Company’s development strategy as described on page 84 of the Registration Statement. As described above, the Company discontinued its AR-12286 and PG286 product candidates in June 2013, at which time the Company determined to exclude these product candidates from its future valuation analyses as the probability of success was zero at June 30, 2013. The Company further advises the Staff that it believes the percentages appropriately reflect where each product candidate was on the respective overall clinical development program as disclosed on pages 84 and 86 of the Registration Statement.

Development Delay Sensitivity

The Company intentionally incorporated a discount that addressed the probability of unexpected changes to the development timeline of its product candidates, such as, but not exclusively, incremental or unplanned FDA requirements, additional non-clinical or clinical studies or patient recruitment delays. The sensitivity of the regulatory timeline to delays has the effect of delaying the estimated revenues and cash flows from 0 to 1 year and 2 years for AR-13324 and PG324, respectively. The Company understands that this is common practice when valuing a product while in development. The Company respectfully advises the Staff that it believes a delay of 0 to 2 years appropriately reflects the potential and unexpected non-clinical and clinical development risks for the aforementioned product candidates.

Discount Rate

The discount rate of 19% was derived from weighting the average cost of capital of comparable companies and the incorporation of a nonsystematic risk premium of 3.5% to reflect the Company’s additional risk above and beyond what can be observed in the public markets. The Company respectfully highlights that its publicly traded guideline

Mr. Jeffrey P. Riedler	8	October 7, 2013

companies have lower risk profiles through their advanced product pipelines, revenue or other income prospects, less uncertainty surrounding their ability to continue as a going concern, greater liquidity and greater breadth of programs and partnerships with integrated pharmaceutical companies. At June 30, 2013, the Company’s timeline to a liquidity event was highly uncertain, the Company had no immediate prospects for partnerships with integrated pharmaceutical companies, had substantial doubt about its ability to continue as a going concern, and had both positive and negative news of its product franchise, which in the Company’s view with the assistance of its valuation specialists did not give rise to a significant event to change the underlying risk premium.

The Company further advises the Staff that, since its inception in 2005, equity investments, through direct issuance or convertible debt, were staggered to align with the progression in development of its product candidates. Based on the Company’s investment history and the degree of its balance sheet strength as of June 30, 2013, the Company believes that the 19% discount rate appropriately reflects its financing risk as of that date. However, the Company recognizes that changes in the discount rate may result in changes to the enterprise value. As such, the Company advises the Staff that the 19% represents the midpoint of its weighted average cost of capital calculation as of June 30, 2013.

Income Tax

The Company respectfully advises the Staff that, as of June 30, 2013, it expected to fully utilize all outstanding net operating losses before expiration, as described on page F-15 of the Registration Statement. The Company believes the application of a 40% tax rate reasonably reflects its tax rate.

Mr. Jeffrey P. Riedler	9	October 7, 2013

3.	Please provide proposed disclosure to include the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price as of June 30, 2013 in the Registration Statement.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the disclosure on page 64 of the Registration Statement to include the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price. The Company notes that it has updated these calculations as of September 30, 2013 in order to include the stock options granted in August and September 2013. In order to assist the Staff’s review, we have attached as Exhibit A to this letter a copy of the “Stock-Based Compensation” section of the MD&A, incorporating the Company’s proposed revisions. The proposed disclosure in Exhibit A is marked to show changes against the existing disclosure on pages 62 to 67 of the Registration Statement.

4.	Please continue to update your disclosure for all equity related transactions, including any options, warrants, or convertible note or preferred stock issuances, through the effective date of the registration statement.

Response:

The Company respectfully advises the Staff that the Registration Statement currently on file with the Commission discloses all equity transactions through the date of this letter and that the Company does not currently intend to engage in any additional equity-related transactions prior to the anticipated effective date of the Registration Statement.

Mr. Jeffrey P. Riedler	10	October 7, 2013

Note 10. Stock Purchase Warrants, page F-19

5.	Please tell us the fair values of common stock used in your determination of the fair value of your warrants issued on August 9, 2013, May 23, 2013, and March 28, 2013. We will continue to assess your accounting treatment for these warrants once we have received your fair value analysis as requested above.

Response:

The Company respectfully advises the Staff that the stock purchase warrants are warrants to purchase shares of different classes of convertible preferred stock. For all issuances and period-end measurements on or prior to June 30, 2013, the Company utilized the fair value of the underlying preferred stock when assessing fair value. In response to the Staff’s comment, the Company will revise the Registration Statement on page F-19 to specifically identify the fair value of the underlying preferred stock and highlight that the option pricing model, as previously mentioned, was utilized to allocate a determined enterprise value across the various classes of preferred stock and common stock. In order to assist the Staff’s review, we have attached as Exhibit B to this letter a copy of the Company’s proposed disclosure.

The Company further advises the Staff that the stock purchase warrants issued on March 28, 2013 and May 23, 2013, were initially measured based on the fair value of the underlying preferred stock as of March 31, 2013, which was the most recent and readily available valuation. All stock purchase warrants, including those issued on May 23, 2013, were measured using the fair values of the underlying equity securities as of June 30, 2013. In addition, as further described in the Company’s response to the Staff’s comment number 1, the stock purchase warrants issued on August 9, 2013 were measured using the low end of the price range as the deemed fair value of the Company’s common stock, resulting in an initial measurement of the warrant liability of $[***] million that was bifurcated from the note instrument.

Note 11. Stock-based Compensation, page F-20

6.	Please tell us the fair value used in determining stock compensation for the restricted stock issuance. We will assess your accounting treatment for the restricted stock once we have received your fair value analysis as requested above.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the restricted stock was measured based on the common stock per share value of $0.58 (pre-split) as of its date of issuance on March 21, 2013. The Company further advises the Staff that the accounting treatment is disclosed in the MD&A on page 62 of the Registration Statement and in the footnotes to the Company’s financial statements on page F-23 of the Registration Statement.

Mr. Jeffrey P. Riedler	11	October 7, 2013

Note 15. Subsequent Events, page F-28

7.	Please disclose the terms of the options issued in August and September 2013.

Response:

The Company respectfully advises the Staff that the term and the vesting conditions of these grants, which are in accordance with the Company’s 2005 Stock Plan, as amended, are disclosed on page F-25 of the Registration Statement currently on file with the Commission.

8.	On page 70 you state that you intend to obtain a written consent from the holders of your outstanding convertible promissory notes prior to the pricing of the offering in which they will agree to convert all principal and interest accrued thereon to common stock upon the completion of this offering at the conversion price equal to the per share offering price. If the consent is not obtained, please disclose any beneficial conversion feature you intend to record and provide us an analysis of how you determined the amount including the assumptions used. In this regard, we note the presumption in the filing that the notes will be converted upon the IPO.

Response:

The Company respectfully advises the Staff that all of the Company’s outstanding convertible notes contain four embedded features with the same terms that allow them to be settled in shares. Upon an IPO, the principal amount of the notes plus accrued interest may be converted into a variable number of shares of common stock based on the IPO price. However, such conversion requires the consent of the Majority Purchasers (as defined in the notes). Since the holder is guaranteed a fixed price return (par value), there is no equity price risk and, as such, this option is considered a share settled redemption feature and assessed as such. The Company considered the guidance in ASC 470 and concluded that no beneficial conversion feature exists for the IPO conversion feature.

In addition, the Company respectfully advises the Staff that it recently obtained the requisite consents from the noteholders for the automatic conversion of the notes into shares of common stock upon the completion of the proposed IPO. The Company advises the Staff that it will revise the disclosure on page 70 of the Registration Statement to clarify that the Company has no intention of recording a beneficial conversion feature upon the completion of the IPO.

*        *        *

Mr. Jeffrey P. Riedler	12	October 7, 2013

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:	Vicente Anido, Jr., Ph.D. (Aerie Pharmaceuticals, Inc.)

Richard J. Rubino (Aerie Pharmaceuticals, Inc.)

Steven G. Scheinfeld, Esq. (Fried, Frank, Harris, Shriver & Jacobson LLP)

Glenn R. Pollner, Esq. (Gibson, Dunn & Crutcher LLP)

Christine Allen (Securities and Exchange Commission)

Scot Foley (Securities and Exchange Commission)

Daniel Greenspan (Securities and Exchange Commission)

Mary Mast (Securities and Exchange Commission)